

Mail Stop 4720

November 28, 2016

Donna T. Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Highway 98 West
Hattiesburg, MS 39402

      **Re: The First Bancshares, Inc.
              Amendment No. 1 to Form S-4
              Filed November 23, 2016
              File No. 333-214426**

Dear Ms. Lowery:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

United States Federal Income Tax Consequences of the Merger, page 80

1. Please revise your prospectus disclosure in the following respects:

- Please state that the disclosure in this section is the opinion of counsel, naming counsel.

- Please remove the statement on page 82 that the summary of the material federal income tax consequences "is for general information only."

- Please delete the term "certain" from the first and last sentences of this section.

- Please delete the assumption "provided the merger qualifies as a 'reorganization' within the meaning of Section 368(a) of the Code."

For guidance on the foregoing, please refer to Staff Legal Bulletin No. 19, Sections III.B.2, III.D.1, III.C.1 and III.C.3, respectively.

Part II. Exhibit 8.1

2. In the second paragraph of the opinion, counsel states that the discussion of the tax consequences in the prospectus "is accurate in all material respects." Please ask counsel to revise its opinion to state clearly that the disclosure in such section is counsel´s opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Neal C. Wise, Esq.